September 28, 2018

Jeffrey Mackay
Chief Executive Officer and President
TEO Foods Inc.
455 54th Street, Suite 102
San Diego, CA 92114


       Re: TEO Foods Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 19, 2018
           File No. 333-226801

Dear Mr. Mackay:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page, page 1

1. We note your revised disclosure in response to prior comment 1 states that the selling shareholders "may sell their shares" at $0.20 per share. Please revise to clarify that the selling shareholders "will sell" their shares at $0.20 per share until such time as your common stock is listed on a national securities exchange or quoted on the OTC Bulletin
       Board, OTCQX or OTCQB. In addition, we note the first paragraph of your prospectus cover page and the Plan of Distribution continue to suggest that the selling stockholders
 Jeffrey Mackay
TEO Foods Inc.
September 28, 2018
Page 2
         may currently sell shares in the open market (at the prevailing market price) or in negotiated transactions. Please revise your disclosure accordingly. Business
Product Overview, page 11

2. Please clarify, if true, that the "current 200-Kilowatt system" you refer to in this section is the pasteurization/sterilization processes you license from Teo
Inc.
Management
Directors and Executive Officers, page 19

3. Please revise the biographical sketches for your executive officers and directors to disclose each person's principal occupation and employment during the most recent five years, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment were carried on. In this regard, we note that the dates for Mr. O'Keefe's employment with Teo Inc. and Fram
         Exploration, the dates for Mr. Husain's employment with Teo Inc. and CedarLane Natural
         Foods and the name of the MLP energy fund actively managed by Mr. O'Keefe are not disclosed. Please also revise Mr. Mackay's biographical sketch to disclose his employment with Rowe Mullen LLP. See Item 401(e) of Regulation S-K. You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or
Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barbarena-Meissner, Staff
Attorney, at (202) 551-6548 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



FirstName LastNameJeffrey Mackay                                Sincerely,
Comapany NameTEO Foods Inc.
                                                                Division of
Corporation Finance
September 28, 2018 Page 2                                       Office of
Natural Resources
FirstName LastName